Exhibit 1
SCHEDULE 13D

CUSIP No. 685317109	Page 11 of 15 Pages
Confidential
October 16, 2008
Board of Directors
Orange 21, Inc.
2070 Las Palmas Drive
Carlsbad, California 92011
To the Board of Directors of Orange 21, Inc.:
     As you can appreciate, I am keenly aware of the issues currently facing Orange 21, Inc. (“Orange 21” or the “Company”). As a founder of Orange 21 and a significant shareholder, I built and profitably grew the business in advance of taking the Company public, and stepped back in to turnaround the business two years ago. Having successfully reinvigorated the organization while rationalizing expenses, I recognize you are facing unprecedented economic challenges that are impacting not only consumers but also the retailers that carry your products. Consumers are becoming more discerning with purchasing decisions and delaying non-essential purchases. As a result, retailers are thinning inventories, only stocking key styles to eliminate the need to carry excess inventory while heavily discounting product to clear inventory.
     In this unprecedented economic climate, I also recognize the challenges faced by Orange 21 in the public market. Orange 21 is a “micro-capitalization” public company with a current equity capitalization of under $15 million. As a result of the size of Orange 21 and the concentrated share ownership, there is limited trading in the stock. In fact, no shares traded on October 13 and, when shares do trade, it often creates significant moves in the stock price. As a result of the Company’s size, Orange 21 does not have the benefit of Wall Street research coverage or trading support. Furthermore, having burned through funds raised at the IPO and facing one of the most difficult financing environments in our lifetime, the Company is not appropriately capitalized to weather the current economic storm.
     Despite the challenges facing Orange 21 and the economy as a whole, I believe in the strength of the brand and organization that I built. The Spy brand continues to resonate with its target audience in the action sports market. In many cases, Spy is the leading optical brand for its customers, far outselling its peers. As evidence of the Company’s momentum, through the first five months of the year, the Company was able to generate sizeable increases in revenue compared to the previous year. Unfortunately those gains were offset by the increase in the value of the Euro, which dramatically increased the Company’s cost of goods sold. However, the Company remains in a very favorable inventory position with key styles stocked through the end of the year. Given the underlying strength of the brand and the organization, I want to work with the Board of Directors of Orange 21 (“Board”) to address the needs of the business and maximize shareholder value.

SCHEDULE 13D

CUSIP No. 685317109	Page 12 of 15 Pages
     As such, I propose merging Orange 21 with No Fear Retail Stores, Inc. (“No Fear Retail”), a wholly-owned subsidiary or No Fear, Inc. (“No Fear”), of which I am the majority shareholder along with my brother, Brian Simo. As you know, No Fear Retail operates approximately 50 stores selling proprietary No Fear product and leading third party products. We are one of Orange 21’s largest customers in the United States and the largest customer when taking into consideration the operations of No Fear, Inc. in Europe. I recognize that one of the major issues that arose in 2007 regarding a proposed merger between No Fear Retail and Orange 21 was the choice of No Fear Retail as the merging entity relative to No Fear. To address that concern, we restructured the relationship between No Fear and No Fear Retail on August 31, 2008, so that No Fear Retail now holds the intellectual property for the No Fear brand and obtains all of the royalties associated with the brand. While No Fear maintains select subsidiaries outside of the No Fear Retail umbrella for various legal and operational reasons, we are open to a broader discussion about the structure of the merger if the Board feels that is critical to completing a transaction.
     I believe the combination of the two businesses has the following significant advantages and synergies:
•	Increases overall size of the combined entity in the public markets with revenue approaching $100 million;

•	Spreads the cost of running a public entity across a larger revenue base;

•	Generates significant cost savings through the combination of the two entities, in particular with respect to general and administrative functions;

•	Provides opportunity to raise funds to appropriately capitalize the combined entity for growth;

•	Increases public float, providing a path to liquidity for all shareholders;

•	Opens additional avenues for growth including wholesale and retail channels, mitigating Orange 21’s dependence on third party retailers for growth;

•	Capitalizes on steady stream of licensing revenue generated by No Fear with the opportunity to leverage licensing expertise to benefit Orange 21;

•	Can be completed with little to no due diligence on our part, allowing us to consummate the merger quickly and avoid further deterioration in Orange 21’s financial condition; and

•	Allows current Orange 21 stockholders to participate in any upside growth of the combined entity.
     As next steps, I would like to enter into negotiations with an independent committee of the Board regarding a merger transaction. The goal of those conversations will be to establish a value for the assets to be contributed to Orange 21 by No Fear in a stock-for-stock transaction. Concurrently, No Fear will seek to raise the amount of capital required to fund the combined entity, approximately $5 million in our estimate. Even in a challenging market, we are confident in our ability to raise capital for the combined entity if the Board is open to a merger of the businesses. In order to reach an agreement, we request a reasonable exclusivity period of 60 days to complete negotiations with the Board and financial partners. Assuming we are able to sign an agreement within 60 days, we recognize and appreciate the Board’s need to perform a market check and would encourage the Board to do so to protect the interest of all shareholders. We are confident our proposal will offer superior value to shareholders and a clear path to liquidity.

SCHEDULE 13D

CUSIP No. 685317109	Page 13 of 15 Pages
     I believe that we can all agree that the ultimate goal is to increase shareholder value for all shareholders of Orange 21. I have attempted to outline a plan to achieve this goal and look forward to working with you to that end as we negotiate this transaction. I thank you in advance for your diligent and thoughtful consideration of our offer.
Very Truly Yours,
/s/ Mark Simo
Mark Simo
CEO